[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.

315 Manitoba Ave – Suite 200

Wayzata, MN 55391

August 18, 2010	VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Northern Oil and Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 8, 2010 File No. 0-33999

Ladies and Gentlemen:

This correspondence confirms that Northern Oil and Gas, Inc. (the “Company”) intends to respond by Friday, August 27, 2010 to the correspondence received from the United States Securities and Exchange Commission (the “SEC”) on July 30, 2010 concerning the above-referenced filing.  We appreciate your willingness to allow the Company additional time to respond to the SEC’s inquiry.

Please feel free to contact me at 952-476-9800 with any questions.

Sincerely,

Northern Oil and Gas, Inc.

/s/ James R. Sankovitz

James R. Sankovitz Chief Operating Officer and General Counsel